UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 5, 2005

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 19

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Maintains Momentum”, dated May 5, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 5, 2005	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew Maintains Momentum

5 May 2005

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces its 2005 first quarter results.

Q1 Highlights

•	Group revenue up 11½%* to £330m

•	Orthopaedics revenue up 17%* – US up 23%*

•	Endoscopy – revenue up 10%*

•	Wound Management – revenue up 4%*

•	Trading profit up 17% – trading margin of 20%

•	EPSA up 15%** to 5.39p

Commenting on the first quarter and the outlook for the year, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“I am pleased with our revenue and earnings momentum in the first quarter. Although Wound Management had a slower than expected start to the year, Orthopaedics and Endoscopy both performed strongly and our margins improved further.

Market conditions continue to be favourable across each of our businesses. These market conditions and our planned revenue growth and margin expansion support our confidence in achieving our underlying mid-teens EPSA growth goal for the year.”

A conference call for analysts to discuss the company’s first quarter results will be held at 2:30 pm BST / 9:30 am EST today. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q105. If interested parties are unable to connect to the web, a listen-only service is available by calling 020 7365 1833 in the UK or 718 354 1158 in the US. Analysts should contact Samantha Hardy on +44 (0) 20 7960 2257 or via email at samantha.hardy@smith-nephew.com for conference call details.

*	Unless otherwise specified as reported, all revenue increases throughout this document are underlying which adjusts for the effects of currency translation, the acquisition of MMT in Q1 last year and the effect of fewer sales days in this quarter. See note 3.
**	EPSA is stated before amortisation of acquisition intangibles. See note 2.

Enquiries

Investors
Peter Hooley	Tel: +44 (0) 20 7401 7646
Smith & Nephew Finance Director

Investors / Media
Liz Hewitt	Tel: +44 (0) 20 7960 2256
Smith & Nephew Group Director Corporate Affairs

Financial Dynamics
David Yates – London	Tel: +44 (0) 20 7831 3113
Jonathan Birt – New York	Tel: +1 212 850 5634

First Quarter Results

This is the first quarter that our results have been reported under International Financial Reporting Standards, involving a number of accounting policy changes and changes in the format and nomenclature of the accounts. Comparative figures have been restated and appropriate reconciliations from UK GAAP are provided in the appendices to this announcement.

Underlying revenue growth in the quarter was 11 1/2%. Reported revenue growth in the quarter was reduced by 1% due to translational currency movements and 3% due to two fewer sales days, but benefited by 1 1/2% from the acquisition of Midland Medical Technologies (“MMT”), in March 2004. This resulted in reported first quarter revenue increasing by 9% to £330m.

Trading profit in the quarter was £65 1/2m, with margins improving to 20%. Interest income and finance costs netted out to £2m positive, taxation amounted to £20m and the share of after tax results of the BSN joint venture was £3m, resulting in attributable profit before amortisation of acquisition intangibles of £50 1/2m. Attributable profit after amortisation was £49m.

Earnings per share before amortisation of acquisition intangibles (“EPSA”) was 5.39p (26.95p per American Depositary Share, “ADS”), a 15% increase on the first quarter last year. Reported earnings per share was 5.22p (26.10p per ADS), an increase of 12 1/2%. A reconciliation of EPSA is provided in note 2 to this announcement.

Had our results been reported in US dollars translated at average rates of exchange ($1.90 in 2005, $1.84 in 2004), reported revenues and adjusted earnings per ADS would have been as follows:

Reported revenues	$627m	+	13%
Adjusted earnings per ADS	$0.51	+	19%

Orthopaedics

The orthopaedic market continued to exhibit strong growth and we again increased our market share, with revenue up by 17% compared to the first quarter last year. Revenue growth in the US was 23% and outside the US 8%. Sales pricing in reconstruction and trauma increased by approximately 4% in the US, compared with a year ago.

In reconstruction, knee revenues increased by 17% (25% in the US and 7% outside the US) and hip revenues by 12% (11% in the US and 13% outside the US). This growth reflects continuing strong market conditions, particularly in the US, and the benefit of the expansion of our reconstruction sales force and the introduction of our minimal incision surgery procedures for knees and hips last year. The Birmingham Hip Resurfacing product, acquired with MMT in Q1 last year, added 4% to Orthopaedics revenues in the quarter.

US trauma revenues increased by 23%, well ahead of the market, continuing to benefit from the dedicated US trauma sales force. Revenue growth outside the US was 4%, giving overall revenue growth of 14%. During the quarter, we successfully launched the PERI-LOCà locking compression plate system at the American Academy of Orthopaedic Surgeons’ Annual Meeting.

Clinical Therapy revenues, comprising SUPARTZà joint fluid therapy and EXOGENà ultrasound bone healing products, grew 51% compared with the same quarter last year. US Medicare reimbursement for EXOGENà in non-healing fractures has recently been extended.

The cumulative number of revisions of the macrotextured knee product withdrawn from the market in 2003 was 827 on 30 April 2005, 28% of the total implanted, with the latest three month moving average of revisions being 21 per month. We continue to work with patients to reach mutually satisfactory settlements as quickly as possible and have achieved this in respect of 580 of the revisions. Total costs to 30 April 2005 amounted to £55m, of which £23m is disputed by insurers and is covered by the provision created in 2004.

Endoscopy

Endoscopy revenues increased by 10% from the first quarter last year, with growth in the US of 13% and 7% outside the US.

Knee and shoulder repair revenues again grew by an outstanding 21%. The progressive scan camera launched last year along with our expanded image management capabilities continued to drive visualisation and digital operating room revenues, which were up by 21% in the quarter. Blade revenues grew 2% and radio frequency, including spine, declined 1% principally due to the continued effect of a competitive patent injunction.

Advanced Wound Management

Advanced Wound Management revenues grew more slowly than expected at 4% compared to the first quarter last year. In the US revenues declined by 7% partly as a result of distributors reducing their inventory levels and in part due to reductions in third-party bulk supply revenues. Distributors’ sales to end customers in the US continue to show high single digit growth. Revenue growth outside the US was 8% with Japanese revenues being particularly strong.

We have focused our sales force globally on the growth opportunities for our superbrands and ALLEVYNà revenues grew by 13% and ACTICOATà revenues grew by 30% in the quarter. We launched ACTICOATàMoisture Control in the US at the Society for Advanced Woundcare Conference in April 2005. In the US, a specialised sales force now sells DERMAGRAFTà and concentrates on major customers. Revenue grew by 5% in the quarter as this change took effect.

Outlook

The prospects for the orthopaedic market remain strong and this, together with our investments in our sales force and new product flow enable us to target revenue growth of around 18% in Orthopaedics for the year.

At Endoscopy we continue to expect revenue growth of around 8% for the year, although there will be some variability between quarters due to capital equipment revenues, with the second quarter expected to grow less quickly before picking up in the second half. We expect progressive revenue growth at Wound Management, as inventory levels at distributors stabilise, and to achieve around 7% for the year.

For the group as a whole, we continue to expect a pick up in the revenue growth rate, particularly in the second half. We expect our trading margin to improve to 21% for the year, as a result of further cost and efficiency gains. With our expected revenue growth, and margin expansion, we are well placed to achieve our mid-teens EPSA growth goal for this year.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,000 employees and operates in 33 countries around the world generating annual sales of £1.25 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS

Unaudited Group Income Statement for the 3 months to 2 April 2005

	Notes	2005 £m	2004 A £m
Revenue	3	330.2	302.0
Cost of goods sold		(82.1)	(82.8)
Selling, general and administrative expenses		(166.6)	(147.2)
Research and development expenses		(16.1)	(16.0)

Trading profit	3	65.4	56.0
Amortisation of acquisition intangibles	4	(1.6)	(0.4)

Profit before tax, financing and share of results of the joint venture		63.8	55.6
Interest receivable		9.0	6.9
Interest payable		(6.8)	(5.6)
Other finance costs		(0.5)	(0.4)

Profit before tax and share of results of the joint venture		65.5	56.5
Taxation	5	(20.0)	(16.6)

Profit before share of results of the joint venture		45.5	39.9
Share of results of the joint venture	6	3.4	3.4

Attributable profit		48.9	43.3

Earnings per share	2
Basic		5.22p	4.64p
Diluted		5.19p	4.61p

A	As restated for the effect of the transition to International Financial Reporting Standards (“IFRS”) – see Note 1.

Unaudited Group Statement of Recognised Income and Expense for the 3 months to 2 April 2005

	2005 £m	2004 A £m
Attributable profit	48.9	43.3

Translation differences on foreign currency net investments	—	(0.2)
Gains on cash flow hedges	5.0	—

Net income/(expense) recognised directly in equity	5.0	(0.2)
Restatement for the effects of IAS 32 and 39	(5.5)	—

Total recognised income and expense	48.4	43.1

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS continued

Unaudited Group Balance Sheet as at 2 April 2005

31 Dec 2004 A, B £m		Notes	2 April 2005 £m	3 April 2004 A £m
	ASSETS
	Non-current assets
290.3	Property, plant and equipment		299.3	266.8
375.3	Intangible assets		375.5	373.1
4.9	Investments		5.0	4.9
120.7	Investment in joint venture C		117.1	113.6
25.6	Non-current receivables		6.7	23.4
67.6	Deferred tax assets		68.4	58.8

884.4			872.0	840.6
	Current assets
284.9	Inventories		313.6	243.6
320.2	Trade and other receivables		340.3	310.7
32.6	Cash and bank		75.9	26.8

637.7			729.8	581.1

1,522.1	TOTAL ASSETS		1,601.8	1,421.7

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
114.5	Called up equity share capital		114.6	114.3
159.6	Share premium account		160.8	154.7
(4.2)	Own shares		(2.2)	(2.5)
1.4	Other reserves		(0.4)	1.1
430.7	Retained earnings		480.9	388.0

702.0	Total equity	8	753.7	655.6

	Non-current liabilities
152.6	Long-term borrowings		104.1	193.6
146.8	Retirement benefit obligation		147.5	137.2
15.8	Other payables due after one year		3.9	17.6
31.8	Provisions – due after one year		31.0	—
40.9	Deferred tax liabilities		41.8	66.5

387.9			328.3	414.9

	Current liabilities
244.2	Trade and other payables		248.7	213.6
32.3	Bank overdrafts and loans due within one year		114.0	43.2
49.9	Provisions – due within one year		42.7	17.1
105.8	Current tax payable		114.4	77.3

432.2			519.8	351.2

820.1	Total liabilities		848.1	766.1

1,522.1	TOTAL EQUITY AND LIABILITIES		1,601.8	1,421.7

A	As restated for the effect of the transition to IFRS.
B	As shown in Appendix A, on 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.
C	Investment in joint venture at 2 April 2005 comprises goodwill £68.8 million, share of gross assets £112.3 million less share of gross liabilities £64.0 million.
D	Net currency swap assets of £27.7 million (2004 - £49.7 million) are included in the balance sheet as follows: £5.5 million (2004 - £21.9 million) in non-current receivables, £24.2 million (2004 - £37.2 million) in trade and other receivables, £0.2 million (2004 - £2.8 million) in other payables due after one year and £1.8 million (2004 - £6.6 million) in trade and other payables.

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months to 2 April 2005

	2005 £m	2004 A £m
Net cash inflow from operating activities
Profit before tax, financing and share of results of the joint venture	63.8	55.6
Depreciation and amortisation	18.5	14.6
Share based payment expense	2.0	1.6
Movements in working capital and provisions E	(46.1)	(31.8)

Cash generated from operations	38.2	40.0
Net interest received	1.4	1.4
Income taxes paid	(9.5)	(6.2)

Net cash inflow from operating activities	30.1	35.2

Cash flows from investing activities
Acquisitions	(1.5)	(21.7)
Cash acquired on acquisition	—	1.8
Dividends received from the joint venture	5.7	5.9
Capital expenditure	(25.6)	(19.1)

Net cash used in investing activities	(21.4)	(33.1)

Cash flow before financing activities	8.7	2.1

Cash flows from financing activities
Proceeds from issue of ordinary share capital	1.3	2.9
Decrease in borrowings and finance leases	(5.6)	(8.8)
Settlement of net currency swaps	2.2	10.9

Net cash used in financing activities	(2.1)	5.0

Net increase in cash and cash equivalents	6.6	7.1
Cash and cash equivalents at beginning of period	22.3	14.4
Exchange adjustments	(0.5)	(0.7)

Cash and cash equivalents at end of period F	28.4	20.8

A	As restated for the effect of the transition to IFRS.
E	After £8.1 million (2004 – nil) unreimbursed by insurers relating to macrotextured knee revisions and £0.4 million (2004 - £1.1 million) of outgoings on rationalisation, acquisition and divestment costs.
F	Cash and cash equivalents at the end of the period represent cash and bank net of overdrafts of £47.5 million (2004 - £6.0 million).

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS continued

NOTES

1.	Smith & Nephew plc has previously prepared its primary financial statements under UK generally accepted accounting principles (“UK GAAP”). From 2005 the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (“EU”). For the purposes of this document the term IFRS includes International Accounting Standards (“IAS”).

The results for Quarter 1 2005 represent the first interim financial statements the Group has prepared in accordance with its accounting policies under IFRS. The first annual report under IFRS will be for the year ended 31 December 2005. A description of how the Group’s reported performance and financial position are affected by this change, including reconciliations from UK GAAP to IFRS for prior year results and the revised summary of significant accounting policies under IFRS, is published under Report and Results in the Investors section of the corporate website at www.smith-nephew.com/investors/archive.html. If required, printed copies are available from the Company Secretary.

The Group is required to apply all relevant standards in force at the first reporting date: for the Group this is at 31 December 2005. As a consequence, these results have been prepared on the basis that all IFRSs and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations, in particular the recently amended versions of IAS 19, Employee Benefits and IAS 39, Financial Instruments: Recognition and Measurement, will be adopted by the European Commission. The failure of the European Commission to adopt these amended standards in time for full year financial reporting in 2005, the issue of further interpretations by IFRIC in advance of the reporting date, or the development of other accepted practice, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

As permitted under IFRS 1, First Time Adoption of International Financial Reporting Standards, management has elected not to restate comparative information for the Financial Instrument standards IAS 32 and IAS 39. A restatement of the opening balance sheet at 1 January 2005 to present the Group’s 2005 opening position under IAS 32 and 39 is included within these interim financial statements as Appendix A.

Appendix B and Appendix C respectively reconcile attributable profit and the balance sheet, for the three months to 3 April 2004, as previously reported under UK GAAP to IFRS.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements under UK GAAP for the year ended 31 December 2004, which will be delivered to the Registrar of Companies after approval by shareholders on 5 May 2005.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider will distort comparability, either due to their significant non-recurring nature or as a result of specific accounting treatments.

Adjusted earnings per share has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 937 million (2004 – 934 million). The diluted weighted average number of ordinary shares in issue is 943 million (2004 – 940 million).

	2005 £m	2004 £m
Attributable profit	48.9	43.3
Adjustment: Amortisation of acquisition intangibles	1.6	0.4

Adjusted attributable profit	50.5	43.7

Adjusted basic earnings per share	5.39p	4.67p
Adjusted diluted earnings per share	5.36p	4.65p

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS continued

NOTES

3.	Segmental performance for the 3 months to 2 April 2005 was as follows:

	2005 £m	2004 £m	Underlying growth in revenue %
Revenue by business segment
Orthopaedics	164.9	142.4	17
Endoscopy	79.2	74.7	10
Advanced Wound Management	86.1	84.9	4

	330.2	302.0	11 1/2

Trading Profit by business segment
Orthopaedics	39.6	32.4
Endoscopy	15.9	14.1
Advanced Wound Management	9.9	9.5

	65.4	56.0

Revenue by geographic market
Europe G	109.0	101.7	4
United States	161.2	146.4	17
Africa, Asia, Australasia and Other America	60.0	53.9	14

	330.2	302.0	11 1/2

G	Includes United Kingdom revenue of £31.5 million (2004 - £29.4 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency, acquisitions and fewer sales days compared to Quarter 1 2004. Reported growth by business segment reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in revenue %
Orthopaedics	16	2	(4)	3	17
Endoscopy	6	1	—	3	10
Advanced Wound Management	1	—	—	3	4

	9	1	(1 1/2)	3	11 1/2

4.	Amortisation of acquisition intangibles of £1.6 million (2004 - £0.4 million) can be allocated by business segment as follows: Orthopaedics £1.4 million (2004 - £0.2 million) and Endoscopy £0.2 million (2004 - £0.2 million).

5.	Taxation of £20.0 million (2004 - £16.6 million) on the profit before amortisation of acquisition intangibles and the share of results of the joint venture is at the full year estimated effective rate of 30% (2004 – 29%).

6.	The share of results of the joint venture is after interest payable of £0.4 million (2004 - £0.3 million) and taxation of £1.7 million (2004 - £1.2 million). The Group’s share of revenue of the joint venture is £40.3 million (2004 – £39.0 million).

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS continued

NOTES

7.	No dividends were accrued or paid in the quarter in 2005 or 2004. The proposed final dividend for 2004 of 3.20 pence per ordinary share was approved by the Board on 8 March 2005 and will be put before shareholders for approval on 5 May 2005. This is payable on 13 May 2005 to shareholders whose names appear on the register at the close of business on 22 April 2005. Shareholders may participate in the dividend re-investment plan.

8.	The movement in total equity for the 3 months to 2 April 2005 was as follows:

	2005 £m	2004 £m
Opening equity as at 1 January	702.0	610.4
Restatement for the effects of IAS 32 and 39	(5.5)	—

Restated opening equity as at 1 January	696.5	610.4
Attributable profit for the period	48.9	43.3
Exchange adjustments	—	(0.2)
Gains on cash flow hedges	5.0	—
Share based payment recognised in the income statement	2.0	1.6
Cost of own shares purchased	—	(2.4)
Issue of ordinary share capital	1.3	2.9

Closing equity	753.7	655.6

9.	Net debt as at 2 April 2005 comprises:

	2005 £m	2004 £m
Cash and bank	75.9	26.8
Long-term borrowings	(104.1)	(193.6)
Bank overdrafts and loans due within one year	(114.0)	(43.2)
Net currency swap assets	27.7	49.7

	(114.5)	(160.3)

The movements were as follows:

Opening net debt as at 1 January	(120.7)	(136.7)
Cash flow before financing activities	8.7	2.1
Loan notes issued on acquisition	—	(50.3)
Proceeds from issue of ordinary share capital	1.3	2.9
Exchange adjustments	(3.8)	21.7

Closing net debt	(114.5)	(160.3)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months ended 2 April 2005 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes. We have read the other information contained in the interim report for quarter one and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter one, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter one in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

As disclosed in Note 1, the next annual accounts of the Group will be prepared in accordance with those International Financial Reporting Standards adopted for use by the EU.

The accounting policies are consistent with those that the directors intend to use in the next annual accounts. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual accounts for the first time in accordance with those IFRSs adopted for use by the EU. This is principally because, as disclosed in Note 1, the directors have anticipated that the revised versions of IAS 39, Financial Instruments: Recognition and Measurement and IAS 19, Employee Benefits which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 2 April 2005.

Ernst & Young LLP

London

5 May 2005

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS

APPENDIX A – Restatement of Balance Sheet and Equity at 1 January 2005 for the effects of the Financial Instruments Standards IAS 32 and IAS 39

Under IFRS 1, First time adoption of International Financial Reporting Standards, the Group is not required to present comparative information which complies with IAS 32 and IAS 39. The Group’s hedging strategy is unchanged in respect of both hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency purchases. The accounting differences for which the opening 2005 balance sheet is restated and which will apply to the 2005 figures are noted below:

Balance Sheet at 1 January 2005

	IFRS pre restatement for IAS 32 & 39 £m	Gross up for debt offset (i) £m	Transactional forward contracts (ii) £m	Interest rate hedges (iii) £m	Restated IFRS £m
ASSETS
Non-current assets
Property, plant and equipment	290.3	—	—	—	290.3
Intangible assets	375.3	—	—	—	375.3
Investments	4.9	—	—	—	4.9
Investment in joint venture	120.7	—	—	—	120.7
Non-current receivables	25.6	—	—	—	25.6
Deferred tax assets	67.6	—	—	—	67.6

	884.4	—	—	—	884.4
Current assets
Inventories	284.9	—	(1.6)	—	283.3
Trade and other receivables	320.2	—	2.0	1.8	324.0
Cash and bank	32.6	33.9	—	—	66.5

	637.7	33.9	0.4	1.8	673.8

TOTAL ASSETS	1,522.1	33.9	0.4	1.8	1,558.2

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.5	—	—	—	114.5
Share premium account	159.6	—	—	—	159.6
Own shares	(4.2)	—	—	—	(4.2)
Other reserves	1.4	—	(7.1)	0.3	(5.4)
Retained earnings	430.7	—	—	1.3	432.0

Total equity	702.0	—	(7.1)	1.6	696.5

Non-current liabilities
Long-term borrowings	152.6	—	—	—	152.6
Retirement benefit obligation	146.8	—	—	—	146.8
Other payables due after one year	15.8	—	—	—	15.8
Provisions – due after one year	31.8	—	—	—	31.8
Deferred tax liabilities	40.9	—	—	—	40.9

	387.9	—	—	—	387.9
Current liabilities
Trade and other payables	244.2	—	7.5	0.2	251.9
Bank overdrafts and loans due within one year	32.3	33.9	—	—	66.2
Provisions – due within one year	49.9	—	—	—	49.9
Current tax payable	105.8	—	—	—	105.8

	432.2	33.9	7.5	0.2	473.8

Total liabilities	820.1	33.9	7.5	0.2	861.7

TOTAL EQUITY AND LIABILITIES	1,522.1	33.9	0.4	1.8	1,558.2

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS

APPENDIX A continued

(i)	Under IFRS and UK GAAP an enforceable right of offset is required to offset cash and borrowings. However, under IFRS there must also be an intention to settle these balances net. This means that the gross cash and borrowing positions included in the IFRS financial statements are different to those shown under UK GAAP.

(ii)	The Group has applied hedge accounting under IAS 39 for certain foreign currency exposures. Under the special transitional rules, the outstanding forward contracts at 31 December 2004 have been designated as part of the hedging relationship, and the adjustment to recognise them at fair value has therefore been taken to hedging reserves in equity, to be recycled when the hedged item affects the Income Statement. As far as possible, the Group has structured its ongoing hedging activities to achieve hedge accounting under IFRS.

(iii)	Only those interest rate swaps that hedge the interest rate risk of floating rate debt have been designated as hedging instruments under the special transitional rules of IAS 39 at 1 January 2005. The adjustment to recognise these swaps at fair value has been taken to hedging reserves in equity. IFRS does not permit the use of hedge accounting for derivatives contracted to fix forward interest costs arising on currency swaps used to hedge the Group’s net investments. The adjustment to recognise these swaps at fair value has been taken to retained earnings.

APPENDIX B - Reconciliation of Attributable Profit for the 3 Months to 3 April 2004

	As reported under UK GAAP H £m	Joint Venture presentation change I £m	Accounting policy changes under IFRS J £m	Restated IFRS £m
Revenue	302.0	—	—	302.0
Cost of goods sold	(82.8)	—	—	(82.8)
Selling, general and administrative expenses	(146.9)	—	(0.3)	(147.2)
Research and development expenses	(16.0)	—	—	(16.0)

Trading profit (i)	56.3	—	(0.3)	56.0

Amortisation of acquisition intangibles (ii)	(4.3)	—	3.9	(0.4)

Profit before tax, financing and share of results of the joint venture	52.0	—	3.6	55.6
Interest receivable	6.9	—	—	6.9
Interest payable (iii)	(5.7)	0.3	(0.2)	(5.6)
Other finance costs (iv)	—	—	(0.4)	(0.4)

Profit before tax and share of results of the joint venture	53.2	0.3	3.0	56.5
Taxation (v)	(18.1)	1.2	0.3	(16.6)

Profit before share of results of the joint venture	35.1	1.5	3.3	39.9
Share of results of the joint venture	4.9	(1.5)	—	3.4

Attributable profit	40.0	—	3.3	43.3

H	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
I	Under IFRS the Group’s share of the after tax results of the joint venture is included as a single line item after the Group’s post tax results.
J	The accounting policy changes are as follows: (i) the trading profit reduction relates to share based payment costs of £1.2 million and other costs of £0.1 million partially offset by £1.0 million benefits on pension current service costs; (ii) there is no goodwill amortisation; (iii) interest payable is increased due to reclassification of a lease; (iv) finance costs represent pension financing; and (v) these adjustments have a consequential deferred tax effect.

SMITH & NEPHEW plc

2005 QUARTER ONE RESULTS

APPENDIX C – Reconciliation of Balance Sheet and Equity as at 3 April 2004

	As reported under UK GAAP K £m	Goodwill and acquisition accounting £m	Deferred tax £m	Post retirement benefits £m	Other L £m	Restated IFRS £m
ASSETS
Non-current assets
Property, plant and equipment	258.1	—	—	—	8.7	266.8
Intangible assets	341.3	31.8	—	—	—	373.1
Investments	4.9	—	—	—	—	4.9
Investment in joint venture	114.0	—	—	(0.4)	—	113.6
Non-current receivables	30.5	—	—	(7.1)	—	23.4
Deferred tax assets	4.4	—	11.0	43.4	—	58.8

	753.2	31.8	11.0	35.9	8.7	840.6
Current assets
Inventories	243.6	—	—	—	—	243.6
Trade and other receivables	310.7	—	—	—	—	310.7
Cash and bank	26.8	—	—	—	—	26.8

	581.1	—	—	—	—	581.1

TOTAL ASSETS	1,334.3	31.8	11.0	35.9	8.7	1,421.7

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.3	—	—	—	—	114.3
Share premium account	154.7	—	—	—	—	154.7
Own shares	(2.5)	—	—	—	—	(2.5)
Other reserves	3.9	(1.3)	(6.0)	4.4	0.1	1.1
Retained earnings	411.4	22.3	23.2	(91.2)	22.3	388.0

Total equity	681.8	21.0	17.2	(86.8)	22.4	655.6

Non-current liabilities
Long-term borrowings	184.3	—	—	—	9.3	193.6
Retirement benefit obligation	9.1	—	—	128.1	—	137.2
Other payables due after one year	17.6	—	—	—	—	17.6
Provisions – due after one year	—	—	—	—	—	—
Deferred tax liabilities	63.3	10.8	(6.2)	(1.4)	—	66.5

	274.3	10.8	(6.2)	126.7	9.3	414.9
Current liabilities
Trade and other payables	240.8	—	—	(4.0)	(23.2)	213.6
Bank overdrafts and loans due within one year	43.0	—	—	—	0.2	43.2
Provisions – due within one year	17.1	—	—	—	—	17.1
Current tax payable	77.3	—	—	—	—	77.3

	378.2	—	—	(4.0)	(23.0)	351.2

Total liabilities	652.5	10.8	(6.2)	122.7	(13.7)	766.1

TOTAL EQUITY AND LIABILITIES	1,334.3	31.8	11.0	35.9	8.7	1,421.7

K	The order and description of items presented as “reported under UK GAAP” have been amended to enable a direct comparison with IFRS presentation.
L	Other adjustments includes the reclassification into long-term borrowings of a lease of £9.3 million, the reversal of the year-end dividend accrual of £28.9 million and the inclusion of an accrual for vacation pay of £5.7 million.